Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE
WITH IFRS.

March 31, 2009
(in € m.)
Debt (1), (2):
Long-term debt	132,675
Trust preferred securities	10,190
Long-term debt at fair value through profit or loss	14,679

Total debt	157,544

Shareholders’ equity:
Common shares (no par value)	1,589
Additional paid-in capital	15,255
Retained earnings	21,374
Common shares in treasury, at cost	(326)
Equity classified as obligation to purchase common shares	(3)
Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(921)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(165)
Foreign currency translation, net of tax	(3,142)

Total shareholders’ equity	33,661

Minority interest	1,237

Total equity	34,898

Total capitalization	192,442

[1]	No third party has guaranteed any of our debt.

[2]	€ 3,066 million (2%) of our debt was secured as of March 31, 2009.